SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 2002

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from _____ to _____

                         Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Perry Distributors, Inc. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Rite Aid Corporation
                                30 Hunter Lane
                         Camp Hill, Pennsylvania 17011

PERRY DISTRIBUTORS, INC. 401(k) PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                        Page

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 and 2001
   AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
   DECEMBER 31, 2002:

   Statements of Net Assets Available for Benefits                        2

   Statements of Changes in Net Assets Available for Benefits             3

   Notes to Financial Statements                                        4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002:

   Form 5500, Schedule H, Line 4i - Schedule of Assets
   (Held at End of Year)                                                  9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Form 5500, Schedule H, Line 4i - Schedule of Assets
   (Held at End of Year)                                                 10

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator and Participants of
   Perry Distributors, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Perry Distributors, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan Administrator. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP


Philadelphia, Pennsylvania
May 12, 2003

PERRY DISTRIBUTORS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------

                                                    2002              2001

ASSETS:
  Investments                                    $ 1,800,893       $ 1,786,412

  Contributions receivable:
    Employer                                             481               481
    Employee                                           2,796             7,215
                                                ------------       -----------

        Total contributions receivable                 3,277             7,696
                                                ------------       -----------

NET ASSETS AVAILABLE FOR BENEFITS               $  1,804,170       $ 1,794,108
                                                ============       ===========

See notes to financial statements.

PERRY DISTRIBUTORS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
-------------------------------------------------------------------------------


                                                                                 Year ended December 31,
                                                              ------------------------------------------------------------
                                                                     2002                2001                2000
ADDITIONS:
  Employee contributions                                          $ 162,786           $ 201,057            $ 200,022
  Employer contributions                                                  -              32,651               64,652
  Rollover contributions                                                  -                   -                2,001
  Investment income                                                  66,066              68,667               63,411
                                                                  ---------           ---------            ---------
           Total additions                                          228,852             302,375              330,086

DEDUCTIONS:
  Net depreciation in fair value of investments                     192,701             112,387               90,903
  Benefit payments                                                   25,765              51,282               47,278
  Loan defaults                                                         324               5,637                4,249
                                                                  ---------           ---------            ---------

           Total deductions                                         218,790             169,306              142,430

INCREASE IN NET ASSETS AVAILABLE FOR
  BENEFITS                                                           10,062             133,069              187,656

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                               1,794,108           1,661,039            1,473,383
                                                                  ---------           ---------            ---------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                    $1,804,170          $1,794,108           $1,661,039
                                                                 ==========          ==========           ==========

See notes to financial statements.

PERRY DISTRIBUTORS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000
------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Perry Distributors, Inc. 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan.

      Effective January 2, 2003, employees of Perry Distributors, Inc. have become employees of Rite Aid Services, L.L.C., a wholly owned subsidiary of the Plan Sponsor. The Plan has continued to be recognized by the Plan Sponsor. Accordingly, all participants are provided the same benefits that were previously provided by the Plan before the creation of Rite Aid Services, L.L.C.

      On December 11, 2002, the Plan Sponsor created the Trustee Search Committee ("TSC"), charged with engaging an institutional trustee for the Plan. Effective April 1, 2003, The Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than the Rite Aid Corporation Company Stock Fund. LaSalle Bank National Association was engaged to serve as the Plan trustee with respect to the Rite Aid Corporation Company Stock Fund. On that date, the TSC was renamed the Employee Benefits Administration Committee and named plan administrator ("Plan Administrator"). The Plan Administrator is responsible for the preparation of the Plan's financial statements.

      In March 1995, Perry Drug Stores, Inc. was acquired by the Plan Sponsor, who elected to continue this Plan.

      Effective June 16, 2001, the Plan Sponsor ceased making contributions to the Plan pursuant to a collective bargaining agreement dated May 27, 2001. Employees continue to contribute as described below, however, there is no Plan Sponsor match.

      Participation--Each employee who is a member of the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local 614 becomes eligible to participate in the Plan after attaining age 21 and completing one year of service (at least 1,000 hours).

      Contributions--Each year, a participant may elect to contribute up to 12% of the participant's pretax annual compensation, as defined in the Plan. A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan. With respect to elective contributions paid or accrued prior to June 15, 2001, the Plan Sponsor matches 100% of each participant's pretax annual contribution, not to exceed the lesser of $700 or 2% of the participant's pretax annual compensation. The Plan Sponsor match is contributed per pay period throughout the Plan year. No matching contribution will be made with respect to elective deferrals paid or accrued after June 15, 2001, except as described in the next paragraph.

      Various settlement agreements have been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions will be made to the Plan as restorative payments. These restorative payments are in addition to the contributions otherwise made to the Plan. The restorative payments will be allocated to the accounts of certain participants (as described in the settlement agreement) whose accounts under the Plan included investments in the Company common stock. The restorative payments will be fully vested when made, and will be commingled with the eligible individuals' before-tax contributions. Once the full amount of the restorative payments is received by the Plan, there will be no further contributions stemming from these settlement agreements. Participants have been or will be advised if they are entitled to share in any of the restorative payments. No restorative payment amounts have been recorded in the Statement of Net Assets Available for Benefits.

      Investment Options--The Plan provides participants with the option of investing in ten funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or installment payments as determined by the Plan Administrator.

      Loans--Loans under the Plan are not permitted. However, the Plan Administrator has identified loans made under the Plan resulting in an operational failure. To correct this operational failure, the Plan Sponsor has proposed to retroactively amend the Plan to permit up to three loans be outstanding at one time. This operational failure and the proposed correction method have been identified in the Voluntary Correction Program ("VCP") described in Note 7.

      Vesting--A participant is vested immediately in the participant's voluntary contributions, plus actual earnings (losses) thereon. Vesting in the Plan Sponsor's contributions is based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor contributions upon the participant's death, disability or attainment of normal retirement age while employed, or the occurrence of a plan termination. If not vested earlier for one of the foregoing reasons, and not subject to other exceptions described in the Plan document, a participant's account becomes fully vested upon the participant's attainment of five years of service.

      Forfeitures--When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account will be reallocated to participants in the same manner as matching contributions.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements are prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 347 and 363 shares of Company common stock at December 31, 2002 and 2001, respectively.

      The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by Prudential. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the following four quarters for contributions received during that calendar quarter. The GIA is deemed to be fully benefit responsive; therefore, it is presented at contract value which approximates fair value. The average yields were 4.49%, 5.06% and 5.31% for 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, the crediting interest rates were 3.75% and 4.50%, respectively.

      Administrative Expenses--Under the terms of the Plan agreement, costs relating to Plan administration may be paid by the Plan Sponsor. For the years ended December 31, 2002, 2001 and 2000, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the GIA. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                        December 31,
                                              ----------------------------
                                                   2002             2001

Prudential Guaranteed Interest Account        $ 1,008,531       $ 849,638
Prudential Jennison Growth Fund                   181,419         272,387
Prudential Active Balanced Fund                   160,619         166,494
Prudential Stock Index Fund                       160,010         195,501

      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:


                                               Year ended December 31,
                                 ----------------------------------------------
                                     2002              2001               2000

Investments, at fair value:
  Mutual Funds                   $(191,751)         $(113,371)        $ (87,000)
  Common Stock                        (950)               984            (3,903)
                                 ----------         ----------        ----------
  Total depreciation             $(192,701)         $(112,387)        $ (90,903)
                                 ==========         ==========        ==========

4.    TAX STATUS

      The Plan obtained its latest determination letter dated November 20, 1995, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. On February 28, 2002, the Plan Sponsor submitted the Plan for a new determination letter from the IRS. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants would become fully vested in their Plan Sponsor contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor and therefore these transactions qualify as party-in-interest transactions. The Plan does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCIES

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management began the process of reviewing the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator has identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, the more significant of which are as follows:

         a) During 2000, the Plan Sponsor failed to withhold and contribute participants' salary deferral contributions associated with supplemental salary payments in the amount of $24. In addition, the Plan Sponsor match contributions of $13 associated with such participant salary deferrals were also not contributed to participant accounts. The Plan Sponsor has compiled an evaluation of the amount of investment income that would have been earned by the participants on such matching and salary deferral contributions during 2000 and the prior periods in question. The Plan Sponsor estimates the maximum foregone investment income on such contributions to be $0, $2 and $26 for 2002, 2001 and 2000, respectively. The Plan Sponsor expects to make a contribution to the respective participant accounts following receipt of a compliance statement related to the Voluntary Correction Program ("VCP") filing with the IRS, as described below.

         b) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a participant's account following a termination or retirement if that participant's account is not more than $5,000. The estimate of the minimum account balances subject to disbursement in accordance with the Plan document for Plan years ended December 31, 2002, 2001 and 2000 is $13,071, $11,635 and $10,220, respectively. This defect was included within the VCP filing with the IRS and its correction is subject to the receipt of a compliance statement from the IRS for the VCP filing as described below.

      In July 2001, the Plan Administrator filed a VCP with the IRS, requesting a compliance statement and approval of the correction method for operational failures identified in the Plan. The Plan Administrator is in discussions with the IRS regarding the issues identified in the VCP; however, the Plan Administrator believes that the proposed correction methods are acceptable under current IRS guidelines.

      The Plan Administrator believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Plan Sponsor.

                                    ******

PERRY DISTRIBUTORS, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002
--------------------------------------------------------------------------------
                                                                      Current
Identity of Issue                 Description of Investment            Value

*Rite Aid Corporation             Company Stock Fund                      $ 851
*Prudential                       Guaranteed Interest Account         1,008,531
*Prudential                       Jennison Growth Fund                  181,419
*Prudential                       Stock Index Fund                      160,010
*Prudential                       Active Balanced Fund                  160,619
*Prudential                       International Stock Fund               53,617
*Prudential                       MoneyMart Assets Fund                  44,128
*Prudential                       Government Income Fund                 45,842
 Fidelity                         Magellan Fund                          28,330
 Putnam                           Growth and Income Fund                 11,707
**Participant Notes               Loan Fund                             105,839
                                                                    -----------
                                  TOTAL                             $ 1,800,893
                                                                    ===========

*Party-in-interest

**The loans range in interest rates from 5.75% to 10.50% and expire through 2021.

PERRY DISTRIBUTORS, INC. 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2001
------------------------------------------------------------------------------

                                                                       Current
Identity of Issue                 Description of Investment             Value

*Rite Aid Corporation           Company Stock Fund               $     1,835
*Prudential                     Guaranteed Interest Account          849,638
*Prudential                     Jennison Growth Fund                 272,387
*Prudential                     Stock Index Fund                     195,501
*Prudential                     Active Balanced Fund                 166,494
*Prudential                     International Stock Fund              65,438
*Prudential                     MoneyMart Assets Fund                 42,363
*Prudential                     Government Income Fund                20,236
 Fidelity                       Magellan Fund                         42,091
 Putnam                         Growth and Income Fund                12,439
**Participant Notes             Loan Fund                            117,990
                                                                 -----------
                                TOTAL                            $ 1,786,412
                                                                 ===========

*Party-in-interest.

**The loans range in interest rates from 5.75% to 10.50% and expire through 2021.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     PERRY DISTRIBUTORS, INC. 401(k) PLAN


                                     By: /s/ Theresa G. Nichols
                                         -------------------------------------
                                          Theresa G. Nichols,
                                          not in her individual capacity,
                                          but solely as an authorized signatory
                                          for the Employee Benefits
                                          Administration Committee

Date:  June 27, 2003

                                 EXHIBIT INDEX

Exhibit
Number             Description
23                 Consent of Deloitte & Touche LLP